Exhibit 99.1

Scotiabank Provides Digital Banking Update

TORONTO, Feb. 2, 2017 /CNW/ - Scotiabank is providing a Digital Banking update today in Toronto to review the Bank's Digital Transformation and discuss how Digital will help the Bank continue to deliver a superior customer experience and realize benefits from increased efficiency.

In Q2/16 Scotiabank announced that its structural cost program – which is highly inter-connected with the Bank's Digital Transformation – would deliver a 200 - 250 basis point improvement in our productivity ratio by 2019. Efforts to further digitize the Bank are expected to drive an additional 100 basis point improvement beyond 2019, such that Scotiabank's overall productivity ratio is expected to be approximately 50 per cent for 2021.

Management currently expects the majority of the additional efficiency improvements discussed today relate to lower operating costs and making it easier for our customers to do business with us in digital channels. The progress we are making toward our Digital Transformation has also increased management's confidence in the Bank's ability to achieve our stated medium-term financial objectives.  These productivity gains should contribute to improved profitability over the medium term.

"Our customers want to do more of their banking through digital channels," said Scotiabank President and CEO Brian Porter, "and we want them to conduct more of their business with our Bank. Our digital-first mindset should send a clear message to customers, employees and shareholders: When it comes to digital banking, we are positioning Scotiabank to lead. We intend to be a digital leader in the financial services industry not only here in Canada, but also in our key Pacific Alliance markets of Mexico, Peru, Colombia and Chile."

Nacho Deschamps, Group Head of International Banking and Digital Transformation, who is leading Scotiabank's Digital Transformation efforts, added: "This Digital Transformation is a comprehensive effort that extends across the Bank – from sales and marketing, to risk and technology. The focus our leaders are bringing to this transformation, when combined with the passion of our teams around the world, has helped us create strong alignment across the Bank's geographies and drive scale."

The Bank has created a unique, dedicated digital banking organization to give this transformation momentum and velocity, build an agile mindset, attract digital talent, and foster increased collaboration and innovation.

"Banking plays a critical role in people's lives," concluded Shawn Rose, Executive Vice President of Digital Banking.  "We have quickly built an organization of leaders who were drawn here for one reason: They are passionate about solving real problems for customers. We have such a wonderful opportunity before us to add real value to our customer's lives. That is incredibly rewarding and motivating."

Presentations from the update are available at http://www.scotiabank.com

Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2016 Annual Report under the headings "Overview-Outlook," for Group Financial Performance "Outlook," for each business segment "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "may," "should," "would" and "could." By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank's credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank's annual financial statements (See "Controls and Accounting Policies – Critical accounting estimates" in the Bank's 2016 Annual Report) and updated by this document; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud or other criminal behavior by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors including through internet and mobile banking; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the "Risk Management" section Bank's 2016 Annual Report. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2016 Annual Report under the heading "Overview-Outlook," as updated by this document; and for each business segment "Outlook". The "Outlook" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf. Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, and Asia-Pacific. We are dedicated to helping our 23 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 88,000 employees and assets of $896 billion (as at October 31, 2016), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

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For further information: For investor enquiries only: Jake Lawrence, Senior Vice President, Investor Relations, Scotiabank, (416) 866-5712, jake.lawrence@scotiabank.com; For media enquiries only: Diane Flanagan, Public Corporate & Government Affairs, Scotiabank, (416) 933-2176, diane.flanagan@scotiabank.com

CO: Scotiabank

CNW 07:15e 02-FEB-17